Exhibit 99.1

Press release

WiLAN Subsidiary Enters Agreement with RPX

OTTAWA, Canada – October 8, 2014 – Top intellectual property licensing company, WiLAN (TSX:WIN) (NASD:WILN), today announced that a wholly-owned subsidiary of WiLAN has entered into an agreement with RPX Corporation.

The terms of the agreement are confidential.

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 290 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital TV receivers. For more information: www.wilan.com.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For Media or Investor inquiries, please contact: Tyler Burns Director, Investor Relations O: 613.688.4330 C: 613.697.0367 E: tburns@wilan.com

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